Exhibit (a)(60)

December 09, 2009

Subject: Update on KPN Tender Offer

As of midnight last night, iBasis shares tendered in KPN’s tender offer, plus shares already owned by KPN totaled approximately 88.8% of the outstanding shares of iBasis stock.  Therefore, in order to reach the 90% threshold, KPN has extended the deadline for the tender offer to midnight on Friday, December 18 to allow all iBasis investors time to participate in the offer.  All other conditions of the offer, including KPN’s final offer price of $3.00 per share, remain unchanged.

KPN is pleased with the support it has received to date from iBasis shareholders, officers, and executives, and remains fully committed to completing the transaction successfully.

In the meantime, day-to-day management and operation of iBasis will continue unchanged.  If you have any questions, please contact Tamah or me.

/s/ Chris Ward
Chris Ward